February 1, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (847) 634-2058

Noel Elfant
Vice President, General Counsel, Secretary
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, IL 60061

> **Re: Zebra Technologies Corporation**
> **Definitive 14A**
> **Filed April 24, 2007**
> **File No. 000-19406**

Dear Mr. Elfant:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel